MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2015
PREPARED AS OF MARCH 2, 2016

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the fiscal year ending October 31, 2015 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal years ending October 31, 2015 and 2014 which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

The Company’s shares are traded on the OTCQX under the symbol MMTIF and on the Canadian National Stock Exchange (“CNSX”) under the symbol MRM. In November 2007, the Company incorporated Micromem Applied Sensor Technologies Inc. (“MAST”) for the purpose of moving forward with the planned commercialization of its technology. MAST and Micromem are referred to interchangeably throughout this report as the Company.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward looking information within the meaning of applicable Canadian securities legislation (“forward looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken or achieved) are not statements of historical fact, but are “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A number of inherent risks, uncertainties and factors affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis, the risks associated with commercializing and bringing to market our technology. These risks are affected by certain factors that are beyond the Company's control: the existence of present and possible future government regulation, competition that exists in the Company's business, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and reference should also be made to the Company’s Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward–looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2015
PREPARED AS OF MARCH 2, 2016
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

TABLE OF CONTENTS:

I.	OVERVIEW AND BACKGROUND

•	Introduction
•	Product Development Process

II.	COMPANY PROFILE AT OCTOBER 31, 2015

•	Update of Product Development Activity
•	Intellectual Property
•	Financing
•	Share Capital
•	Management and Board of Directors
•	Related Party Transactions

III.	DISCUSSION OF OPERATING RESULTS – FISCAL YEAR ENDED OCTOBER 31, 2015

IV.	RISKS AND UNCERTAINTIES

V.	CRITICAL ACCOUNTING POLICIES

VI.	COMPLIANCE RELATED REPORTING MATTERS

•	Financial Instruments
•	Commitments and Contingencies
•	Disclosure Controls/Internal Controls
•	Off Balance Sheet Arrangements
•	Going Concern
•	Liquidity and Capital Resources

VII.	SUBSEQUENT EVENTS

TABLES

1.	Annual and Quarterly Financial Information

2.	Selected Balance Sheet Information

3.	Financing Raised

4.	Outstanding Options and Warrants

APPENDIX

•	Critical Accounting Policies

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDING OCTOBER 31, 2015
PREPARED AS OF MARCH 2, 2016

I.     OVERVIEW AND BACKGROUND

Introduction:

Micromem is a company that develops customized, proprietary sensor-based solutions for large multinational corporations. Over the past several years, it has presented its technology platform to numerous companies who are seeking solutions to various and complex challenges in the measurement of operating performance and real time diagnostics in their operating systems and assets. At October 31, 2015 the Company has established working relationships (in some instances it has executed joint product development agreements (“JPDA”)) with these companies to produce sensor-based technology solutions for them. These working arrangements are discussed further in the body of this document.

In essence, Micromem has typically initially developed proposed technology solutions at its own cost and where a company agrees to move forward with Micromem to develop a commercial application, Micromem will negotiate a cost sharing arrangement with that company where the company will absorb up to all of the continued development costs associated with the project. Development milestones are established with the company and Micromem will invoice against these milestones in accordance with the contracted terms. Micromem’s recurring revenue stream is anticipated to be derived from product royalties, from product licensing agreements and from outright product sales.

While the applications for Micromem’s technology solutions are industry agnostic and cross virtually every industry, the Company has identified the following industry verticals as significant opportunities to pursue – the oil and gas sector, the automotive sector, the power generation and utilities sector and other specific industrial applications. These key market segments and the Company’s performance during 2015 are discussed further in Section II – Company Profile at October 31, 2015.

Additional background information of the Company is available on its website, Micromem.com and on the website of its subsidiary, MAST INC.com

Product Development Process:

The Company conceives of unique sensor solutions for our clients and will design, engineer and create these solutions; these solutions are very small, typically employing MEMS or NEMS feature size and are driven by client requirements to address a difficult business or process problem that the client is encountering. These product solutions can operate in ruggedized, harsh environments.

The Company has developed a significant list of large multinational clients over the past several years by offering this type of technology solution. Once we have been engaged with a client to pursue a development project, the development phases of the work are consistent in each case:

a)

We will develop a proof of concept demonstration with the goal of proving that the proposed technology solution can work. The Company’s expertise in rapidly completing this proof of concept phase had advanced quickly over the past several years. We will fund these initial costs of facilitating a proof of concept demonstration.

b)

The next phase is the engineering prototype development and extended testing. It is at this stage that the Company will typically attempt to negotiate a funding plan between itself and the client. At the end of this stage the client will ultimately test the product in the field.

c)

The next stage, based on the initial field test evaluations is to pursue a pre-manufacturing prototype reflecting required changes in preparation for manufacturing. This phase of work is expected to be fully funded by our clients.

d)

The next product development phase is the manufacturing of product. The Company will, at this point, working with its client, look to establish relationships with manufacturing partners and enter into licensing and/or product sale agreements.

The joint development process is built upon protecting our intellectual property. Our clients will participate in the patenting process and the resultant patent is collaborative and protects both the Company’s intellectual property rights in the product and our client’s interest to use the product within their business space.

To date the Company has advanced its current client development projects to stages (a), (b), (c) as described above. It has not yet successfully commercialized products to the stage where it will realize its goal of securing long term annuity-like revenue streams from royalty and licensing agreements.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDING OCTOBER 31, 2015
PREPARED AS OF MARCH 2, 2016

II.    COMPANY PROFILE AT OCTOBER 31, 2015

1.	Update of Product Development Activity at October 31, 2015

The 2015 fiscal year was a challenging year for the Company. It was successful in engaging a number of its customers – notably Chevron, Castrol and Flextronics – in the continued development of the Company’s respective product development initiatives with each of these parties. In 2015, it also initiated discussions with a number of other very sizeable multinational corporations where it has pursued new potential product development opportunities and strategic business relationships. While these latter discussions have not yet evolved into formal working relationships with these additional parties, the dialogue and the negotiations continue and are promising. As one example, we are anticipating entering into a product development contract with a multinational European based automotive parts company in 2016; this has emanated directly from our dealings with Flextronics and GM over the past several years.

We have previously reported the product development activities that we have pursued with Saudi Aramco and with Northeast Utilities (now Eversource Energy – referred to hereinafter as “Northeast”). The update on these initiatives as of current date is as follows:

Saudi Aramco (“SA”): We commenced working with the US based team for this oil company in 2011. We were engaged under the terms of an executed agreement with SA to build a prototype nanoparticle detector platform capable of detecting magnetic nanoparticles in a flowing oil stream at extremely low (parts per trillion) concentrations. SA contracted us to complete this prototype unit and agreed to provide a total of $300,000 of financing to support this development initiative. By early 2014 fiscal year we had completed this initial phase of the development program, the technology was tested by SA, the tests results were accepted by SA and they made their final payment of $125,000 against the $300,000 commitment which they originally contracted for.

As part of this undertaking, the Company has produced and delivered several final prototype units to SA in 2014. Since then, we have been waiting for SA to advise us on their decision to move ahead and provide us with orders for up to several hundred field units to be placed at SA operating wells in various locations for real time testing and measurement; this being the precursor to what was anticipated as full scale commercial rollout. We understand that SA operates tens of thousands of oil wells and the commercial opportunity, if realized, would be very substantial.

By late 2014 fiscal, the project had not moved forward beyond the initial development initiative; there has been no definitive update from SA since then.

Based on these developments, the Company decided to write down its investment in the SA related deferred development costs that it had previously carried in its balance sheet to nominal value – in the fiscal quarter ended July 31, 2014 it recorded a reserve of $639,158. The overall project results, spanning 3 years between 2011-2014, are summarized as:

Total costs incurred:	$939,158
Total costs recovered:	(300,000)
Net amount reserved:	$639,158

While we have previously reported that we anticipated that we would move ahead with the field trials of this unit under a $2 million client funded program in 2015 fiscal year, this has not as yet materialized and there is no current indication from SA that they are moving forward. There remains potential carry forward benefits to the Company should this project be restarted in future but, at this date, there can be no guarantees that this will happen.

The Company has filed provisional patents with the United States Patent and Trademark Office (“USPTO”) for the technology that it has developed.

Northeast: Our product development initiative with Northeast began in 2013. We initially approached Northeast with respect to the development of a sensor platform designed to detect partial discharges inside a transformer.

The proof of concept work was completed in 2014 and Northeast paid the Company $200,000 as was previously agreed at that point in time.

During much of fiscal 2014 and through May 2015, we negotiated with Northeast in an attempt to achieve an overall agreement on all aspects of a JPDA. Ultimately, we were able to execute a “Most Favored Nations” agreement with Northeast in May 2015 whereby Northeast would be entitled to preferential pricing on future commercial transactions with the Company once it had completed a commercial version of the partial discharge technology. In the meantime, Northeast remained committed to working with the Company, meeting on a regular basis to review technical updates, testing results, etc., on work that our subcontractors were performing for the Company.

In 2015 we attempted to secure additional funding for this project from an outside foreign strategic partner who had expressed specific interest in the work that we were undertaking for Northeast. We incurred additional expenses in preparing technical specifications and presentations for that group between January-April of 2015.

In 2014 and continuing into 2015 we began development work with Northeast on a low cost power line conditioning monitoring device designed for transmission power lines. We developed this initiative to the point where we were completing proof of concept and building initial prototypes for this application.

We also worked during this period with Northeast on the initial development of a small robotic sensor based platform to test for corrosion within underground pipelines, with the goal of ultimately being able to electronically map and measure the extent of corrosion in 100% of a pipeline. Again, in this case, we developed the initiative to the point where we were completing proof of concept and building initial prototypes for this application. We anticipated that we would be in a position to recover a portion of our costs incurred from Northeast, as we had done earlier with the partial discharge program.

By the end of calendar 2015, the Company had incurred in excess of $2 million in its development initiatives with Northeast. It was unable to secure additional financial support from Northeast at that time and, accordingly, it decided to suspend additional development efforts on this body of work until such time as sufficient incremental financing is secured for this work.

On that basis at October 31, 2015, the Company has written down its investment in the deferred development costs relating to the work it has completed on all of the Northeast related projects. At October 31, 2015 it reflected a 4th quarter write down reserve of $2,270,329 against this work.

The Company believes that there is a substantial opportunity to further develop these technology applications in future and it retains the intellectual property related thereto. In 2016 it will continue to evaluate its strategic options in this segment of its product line.

In completing the work described above on these different projects, the Company has filed for provisional patents with the USPTO and it retains the ownership of this intellectual property.

Chevron: We began working with Chevron in 2013 and at that time announced a substantial JPDA. The proposed development work in that JPDA specified a series of milestones in keeping with our standard development process as described above.

The initial thrust of the work was to develop and test fluorescent magnetic nanoparticles in the application of interwell tracers. We successfully completed the proof of concept and prototype phases. This work progressed in 2014 and the go forward thrust of our development work was to develop a well head real time detection platform for the detection of existing interwell tracer chemicals to measurement levels as low as 300 parts per trillion. By October 31, 2014, Chevron had funded approximately $175,000 of the development costs we had incurred to that point of time.

In 2015, this work was significantly advanced. We worked extensively with key subcontractors building towards a lab demonstration late in the calendar year designed to differentiate between 8-9 interwell tracers simultaneously. These tests provided very positive results in the demonstration and Chevron is now finalizing their review of these results.

In 2015, Chevron funded our development activity in the amount of approximately $1.5 million.

We are awaiting the start of the next phase of activity which will be infield live demonstrations and testing of an initial number of wells in real time. If this next phase, which is anticipated during 2016, is successful, we will have the opportunity for possible deployment of the technology throughout the client’s organization; in this context, in mid 2015, the Company was asked to quote on a multiyear rollout of up to 2,000 manufactured units.

In 2015 we executed a Technology Cooperation Agreement with Chevron relating to the development of a cement integrity sensor platform. Initial work has been completed in the proof of concept phase of development activity. Chevron has prioritized this initiative as a development project in 2016. The overall value of that contract is estimated at in excess of $8 million if we are successful in the first stages of product development.

Castrol: We signed the JPDA with Castrol in December 2014. The development project is to develop a MEMS solution for real time detection of wear elements in lubricating fluids for deployment initially in non-automotive markets and thereafter for the automotive market. Over the course of calendar 2015 we were successful in completing the initial phases of that agreement whereby we have now provided the initial prototypes to Castrol and these have been accepted. In turn we have to date received $488,500 as payment from Castrol as of October 31, 2015 and an additional $250,000 subsequent to year end as of this date. We are awaiting an additional payment of $250,750 currently.

Castrol has commissioned us to produce initial field units for testing. These units are larger than the ultimate product intended for the automotive market. We anticipate that we will penetrate this market in 2016 while development work will continue on miniaturizing the technology for the automotive market by 2017.

The next phase of activity will be to identify a manufacturer for the anticipated rollout of the field units to the non-automotive markets.

At October 31, 2016 we reported $926,777 of deferred development costs relating to this project. We have filed provisional patents associated with this development work with the USPTO.

Flextronics: In 2014 we executed a JPDA with Flextronics to test, manufacture and, ultimately, to commercialize the Company’s patented automotive oil pan plug sensor suite for automotive OEMS. This JPDA developed at that time after we had spent several years pursuing a proof of concept with GM.

Flextronics has indicated that the initial field development in automobile testing will commence in early 2017 and that scale production could begin by 2018. A royalty stream thereafter has been estimated at approximately $18 million.

A new standalone opportunity for the Company with another automotive parts manufacturer developed in 2015 as a result of the ongoing dealings that the Company has had with Flextronics. The Company anticipated that this will develop into a standalone new development contract with that entity in 2016.

The Company's investment in deferred development costs between 2013-2015 is summarized as below.

	Project	Project	Project	Project	Project	Other	Total
	1	2	3	4	5

Balance at 10/31/2012	364,870	-	-	-	205,237	148,057	718,164
Additions	236,960	89,986	-	10,000	208,303	132,195	677,444
Recoveries	(100,000)	(87,290)	-	-	-	(46,000)	(233,290)
Writedowns						(234,241)	(234,241)
Balance at 10/31/2013	501,830	2,696	-	10,000	413,540	11	928,077
Additions	262,328	1,622,554	387,519	1,427,634	116,000	120,424	3,936,459
Recoveries	(125,000)	(87,290)	(250,000)	(200,000)	-	-	(662,290)
Writedowns	(639,158)	-	-	-	-	(37,632)	(676,790)
Balance at 10/31/2014	-	1,537,960	137,519	1,237,634	529,540	82,803	3,525,456
Additions	-	1,321,015	1,027,758	1,032,695	300,139	42,293	3,723,900
Recoveries	-	(1,545,132)	(238,500)	-			(1,783,632)
Writedowns	-			(2,270,329)		(125,096)	(2,395,425)
Balance at 10/31/2015	-	1,313,843	926,777	-	829,679	-	3,070,299

Additions consist primarily of contracted third party supplier invoices relating to technical design, development and engineering costs associated with work completed by the Company on the proof of concept and prototype stages of product development. Other costs include project management changes relating to services provided by MAST President, Steven Van Fleet and patent amortization costs.

	2015	2014	2013
Third party invoices	$3,548,457	$3,648,701	$577,920
Other costs	175,443	287,758	99,524
	$3,733,900	$3,936,459	$677,444

2.	Intellectual Property

The Company has been active in building its intellectual property portfolio during 2015 as it has furthered the above-noted development projects. We have engaged a Washington, DC based law firm to assist us in these efforts. The Company incurred $213,820 of patent related costs in 2015.

In 2015 the Company wrote off its residual investment of approximately $67,000 that related to the original memory related patents that it holds but which it has not pursued since it abandoned further development efforts on its memory related technology in 2008.

3.	Financing

During 2015 the Company raised $565,777 of financing from the exercise by warrant holders of 2,988,876 common share purchase warrants issued in previous private placements that the Company has arranged. At October 31, 2015, there are no remaining warrants outstanding.

In the year ending October 31, 2015, the Company raised $1,153,007 of financing from the exercise by officers, directors and employees of 4,428,000 common stock options.

In the year ending October 31, 2015, the Company completed two private placements and received gross proceeds of $175,000 and issued a total of 422,768 common shares.

Between August to October 2015, the Company secured a series of bridge loans from investors / totaling $1,287,500 CDN ($976,673 USD). These loans are secured by a floating charge on the assets of the Company. The maturity date of the loans were originally set as 30 days in each case and have been renewed by the investor through November 2015. The interest rate on the loans ranges from 2% to 3% per month. These bridge loans were not convertible into common shares as at October 31, 2015. One of the bridge loans obtained in the amount of $300,000 CDN ($229,446 USD) plus accrued interest of $6,000 CDN ($4,588 USD) was repaid on September 4, 2015. The maturity dates on this series of bridge loans has since been extended (refer to Section VII – Subsequent Events).

In August 2015, the Company secured a bridge loan of $200,000 from an investor. The loan is secured by a floating charge on the assets of the Company within a maturity date of November 1, 2015. The interest rate on the loan is calculated at 3% per month, payable is arrears. This bridge loan was not convertible into common shares at October 31, 2015. The maturity date on the loan has since been extended (refer to Section VII – Subsequent Events).

4.	Share Capital

At October 31, 2015 the Company reports 197,176,368 common shares outstanding (2014: 188,436,724). Additionally, the Company has 9,817,000 stock options outstanding with a weighted average exercise price of $0.31 per share (2014: 12,105,000 options outstanding with a weighted average exercise price of $0.27 per share) and there are no remaining warrants outstanding (2014: 4,485,463 outstanding warrants with a weighted average exercise price of $0.37 per share).

5.	Management and Board of Directors

At our Annual Meeting of Shareholders held on Friday, January 30, 2016, Salvatore Fuda, Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue, Alex Dey, Craig Carison and Brian Von Herzen were re-elected to serve on our Board of Directors. Messrs. Salvatore Fuda, Joseph Fuda, Dan Amadori and Steven Van Fleet continue to serve as officers of the Company. Andrew Brandt did not stand for reelection.

Our management team and directors, along with their 2015 remuneration is presented as below:

Individual	Position	2015 remuneration
		Cash	Share compensation	Options	Total

Salvatore Fuda	Chairman, Director	119,707	-	64,271	183,978
Joseph Fuda	President, Director	150,786	-	7,713	158,499
Steven Van Fleet	President, MAST Inc., Director	471,722	-	-	471,722
David Sharpless	Director	-	110,250	147,379	257,628
Andrew Brandt	Director	-	-	117,904	117,904
Oliver Nepomuceno	Director	-	61,250	-	61,250
Larry Blue	Director		-	117,904	117,904
Alex Dey	Director		49,000	-	49,000
Craig Carlson	Director	34,705	-	-	34,705
Brian Von Herzen (1)	Director	-	-	-	-
Dan Amadori	CFO	119,707	-	-	119,707

(1)	Refer to additional comments in section 6(c)(iii) as below

6.	Transactions with Related Parties

The Company reports the following related party transactions:

(a)	Chairman: The Chairman receives cash compensation on a month to month basis calculated at an annual rate of $150,000 CDN.

The Chairman was awarded a total of 187,500 stock options at an average price of $0.46USD per share in 2015. The Chairman was not granted any stock options in 2014, (2013 – 140,000 stock options at an average price of $0.29CDN per share)

The total compensation paid to the Chairman during the year ended October 31, 2015 was $119,707 of cash compensation and $64,271 of stock based compensation (2014 -$137,172 of cash compensation and $nil of stock based compensation; 2013 - $146,599 of cash compensation and $21,163 of stock based compensation).

The Company provided a short term non-interest bearing advance of $38,084 to the Chairman in 2014. This advance was repaid to the Company in November 2014.

The Company provided short term non-interest bearing advances of $198,673 to the Chairman during 2015 and the Chairman made repayments totaling $236,757 to leave no outstanding advances receivable as at October 31, 2015.

(b)	Management and consulting fees:

(i)

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or Companies controlled by such individuals) who served as officers, directors and employees of the Company. The total compensation paid to such parties is summarized as:

	2015	2014	2013
Cash compensation	$936,199	$1,482,153	$805,574
Less portion capitalized to deferred development costs	(122,804)	(169,664)	(202,820)
	813,395	1,312,489	602,754

Share compensation	220,500	-	-
Stock based compensation	524,583	325,074	195,720

	$1,558,478	$1,637,563	$798,474

(ii)

In 2015 these parties were awarded a total of 975,000 options at an exercise price of $0.49 and 412,500 options at an exercise price of $0.46 per share (2014 : 540,000 options at an average exercise price of $0.76 CDN per share; 2013 : 1,292,500 options at an average exercise price of $0.29 per share)

In 2015, 450,000 common shares were issued to three directors as compensation for services provided, these common shares were valaued at $220,500.

In 2015, officers, directors and a senior employee exercised 4,088,000 options resulting in proceeds to the Company of $1,055,491.

(iii)

In 2015 the Company was invoiced $1,049,524 (2014 : $1,843,643) by a Company whose major shareholder, Brian Von Herzen, is a director of the Company and who also serves as its Chief Technology Officer. This individual was elected as a director on February 19, 2014 and these related party transactions are disclosed as invoiced amount from this date forward. These charges have been capitalized as deferred development costs. Included in accounts payable at October 31, 2015 is $227,215 (2014 : $208,425) owing to this company.

(iv)

In February and March 2014, the CFO was provided with an advance of $119,757 against monthly compensation due to him. Interest on the advance was charged at a rate of 1% per month on the opening monthly balance outstanding. The CFO repaid $78,036 through October 31, 2014 and was awarded a performance based bonus at October 31, 2014 which was applied to the repayment of the remaining balance of the advance.

(v)

In May 2014, the President of MAST was provided with an advance of $244,074 against monthly compensation due to him. No interest was charged on the advance and this balance remained outstanding at October 31, 2014. In February 2015, he was awarded a performance based bonus which was applied to and eliminated the total amount of the outstanding advance.

(vi)	In 2014, a senior employee was provided with an advance of $80,916 against monthly compensation due to the employee. This advance was non-interest bearing. The advance was repaid in December 31, 2014.

(vii)	In 2015, the following advances were provided to officers, directors and employer of the Company:

(1)

The CEO was provided short term non-interest bearing advances of $550,972 during the year and made repayments totaling $542,615 and the remaining $8,357 was settled through the allocation of compensation due to the CEO. There are no advances receivable from the CEO as at October 31, 2015.

(2)

The President of MAST met performance targets in February 2015 settling his advances received in 2014; the advance receivable was converted to salaries at that time. There were no advances to the President of MAST during 2015.

(3)

A senior employee was provided short-term non-interest bearing advances of $166,366 during the year and made repayments totaling $247,252 resulting in no outstanding advances receivable as of October 31, 2015.

In all cases, the advances were provided against expenses incurred or compensation due these individuals.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDING OCTOBER 31, 2015
PREPARED AS OF MARCH 2, 2016

III.   DISCUSSION OF OPERATING RESULTS – FISCAL YEAR ENDING OCTOBER 31, 2015

(a)	Financial Position as at October 31, 2015:

	Year ended
	October 31, 2015	October 31, 2014
	('$000)	('$000)

Cash	159	936
Deposits and other receivables	56	873
	215	1,809

Property and equipment, net	16	21
Deferred development costs	3,070	3,525
Intangible assets, net	58	77
Patents, net	309	205
	3,668	5,637

Bridge loans	967	-
Accounts payable and accrued liabilities	1,297	774
	2,264	774
Shareholders' Equity
Share capital:	74,084	70,803
Contributed surplus	27,213	27,437
Deficit	(99,893)	(93,377)
	1,404	4,863

	3,668	5,637

Refer also to Table 1 which provides a summary of the quarterly statements of financial position for the fiscal years ending October 31, 2014 – 2015.

Commentary:

1.	The Company’s working capital position is $(2,049,302) at October 31, 2015 ($1,034,921 at October 31, 2014).

2.

At October 31, 2015 the Company reports advances receivable from two employees totaling $26,060. In 2014 it reported $386,031 of advances receivable from officers and employees; these amounts were settled in 2015 through repayments or through the award of performance based compensation.

3.

In 2015 the Company incurred a total of $3,723,900 of project development costs (2014: $3,936,459); it recovered $1,783,632 of funding from its clients (2014: $662,290) and it wrote down its investment in deferred development costs by $2,395,425 (2014: $662,790).

Management has satisfied itself that the projects to which deferred development costs are reported meet the criteria for deferral and management expects that it will realize future revenues against each of these projects to recover the carrying value reported.

4.

The Company capitalized $213,820 of costs associated with patents in 2015 (2014 - $176,381). It significantly expanded its filings in 2014 with multiple provisional and patent pending applications and filings in North American and international jurisdictions. These applications and filings relate to the ongoing product development work that the Company has undertaken. A number of these filings are now under review with the USPTO and it has been granted patents in 2015.

5.

In 2011 the Company capitalized $135,465 of costs incurred with respect to its initial development activity in sensor based platforms. This asset relates to the initial technical know-how and expertise that the Company developed in this area. It is amortizing these costs to deferred development costs over seven years on a straight line basis through 2017.

6.	The Company secured a series of secured bridge loans in 2015 refer to Section II(3) of this report for these details. The outstanding balance of bridge loans at Otober 31, 2015 $966,588 (2014 : $nil)

7.

In 2015 the Company realized $565,777 from the exercise of 2,988,876 common share purchase warrants. It also realized $1,153,007 from the exercise of 4,428,000 common share purchase options. The Company received gross proceeds of $175,000 on two private placements and issued a total of 422,768 common shares.

In 2014 the Company realized $6,801,619 from the exercise of 27,410,717 common share purchase warrants. It also issued 2,517,501 units as settlement of the bridge loan which was outstanding at October 31, 2013 and was converted to equity in 2014. It issued 17,081 common shares as settlement of a third party supplier invoice in the amount of $8,353 as requested by that supplier.

This information is highlighted in Table 3.

(b)	Operating Results:

The following table summarizes the Company’s operating results for the years ended October 31, 2015 and 2014:

	Years ended October 31,
	2015 ($000)	2014 ($000)
Revenue	-	-
Administration	427	325
Professional fees, other fees and salaries	1,952	2,361
Stock-based compensation	1,164	379
Research and development	2,646	704
Travel and entertainment	194	330
Foreign exchange loss (gain)	60	59
Amortization of property and equipment	7	7
Write down of patents	67	-
Total expenses	6,517	4,165
Net comprehensive loss	6,517	4,165
Loss per share	(0.03)	(0.02)

Refer also to Tables 1 and 2 which are appended to this MD&A. Table 1 sets forth selected information from the consolidated statements of loss and comprehensive loss for the fiscal years ending October 31, 2014-2015 and for the related quarterly information through October 31, 2015. Table 2 sets forth selected information from the consolidated statements of financial position for the fiscal years ending October 31, 2014-2015 and the related quarterly information through October 31, 2015.

1)	Administrative related expenses compare as follows: ($000)

Administrative related expenses compare as follows: ($000)

	2015	2014

General and administrative	141	69
Rent and occupancy cost	75	85
Interest income	-	(6)
Interest expense	37	29
Office insurance	59	61
Telephone	18	22
Investor relations, listing and filing	97	65
	427	325

The increase in general and administrative expenses in 2015 relates primarily to additional website development related costs incurred of approximately $60,000.

2)	Professional and other fees and salaries ($000)

The components of this expense category include:

	2015	2014
Professional fees	$466	$421
Consulting fees	1,039	1,535
Salaries and benefits	447	404

	$1,952	$2,361

3)	Travel related expenses compare as follows ($000)

	2015	2014

Airfare	79	109
Hotel	25	82
Other	90	139
	194	330

4)	Research and development ($000)

Included in the 2015 expense of $2,646,019 is a write down of $2,395,425 on development projects which the Company has undertaken; included in the $703,671 expense reported in 2014 is a write down of $676,789 on a development project previously undertaken.

C)	Unaudited Quarterly Financial Information – Summary

Unaudited Quarterly Financial Information - Summary

Three months ended (unaudited)	Revenues $	Expenses $	Loss in period $	Loss per share $	Adjusted loss(1) $
January 31, 2014	-	552,123	(552,123)	-	(534,000)
April 30, 2014	-	922,183	(922,183)	-	(544,660)
July 31, 2014	125,000	1,727,411	(1,602,411)	(0.01)	1,589,183
October 31, 2014	(125,000)	963,154	(1,088,154)	(0.01)	(1,052,130)
January 31, 2015	-	638,088	(638,088)	-	(646,121)
April 30, 2015	-	1,102,664	(1,102,664)	(0.01)	(1,054,660)
July 31, 2015		1,175,706	(1,175,706)	(0.01)	(770,640)
October 31, 2015		3,600,152	(3,600,152)	(0.01)	(3,036,955)

Refer also to Tables 1 and 2 for summarized quarterly information.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDING OCTOBER 31, 2015
PREPARED AS OF MARCH 2, 2016

IV.    RISKS AND UNCERTAINTIES OVERVIEW

There are a number of risks which may individually or in the aggregate affect the long-term commercial success of the Company, both known and unknown. An investment in the Company should be considered speculative due to the nature of the Company’s activities and its current stage of development:

Stage of Development of Technology:

The Company has made considerable strides in advancing its technology and in developing a product portfolio as outlined in Section 2 of this MD&A report. Our various products are in different phases of development and there remains the risk that the Company must successfully complete development work on these products to have available commercially viable products which can be licensed or sold.

Customers’ Willingness to Purchase:

We have entered into multiple joint development agreements whereby our prototype products are being subjected to rigorous testing by our partners. We expect to be successful in completing remaining development work on our product portfolio. If we are successful in doing so, our partners will then have to decide the extent to which they will adopt our technology for future use for their applications. The future revenue streams for the Company are dependent upon the rate of adoption by our customers and their willingness to do so.

Patent Portfolio:

The Company has spent a considerable amount of time and effort and incurred significant costs with respect to the maintenance and development of our intellectual property portfolio. However, given the nature of IP development, the Company is subject to continuing risks that our patents could be successfully challenged and that our patent pending files may not ultimately be granted full patent status. While we continue to make specific efforts to broaden our IP claims, this is an ongoing process and requires continued effort and vigilance. The Company does not have extensive in-house resources so as to manage its IP portfolio in this environment and has traditionally relied heavily on its patent attorneys for these services.

Financing:

The Company has successfully raised funding over the past several years to continue to support its development initiatives and fund the Company’s corporate structure and overheads. The financing environment for early stage technology companies remains challenging and there cannot be certainty that the Company will be able to continue to raise financing as it has in the past to continue to support its business initiatives.

Competitors:

The Company is subject to competition from other entities that may have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one of these individuals were unavailable, the Company could encounter a difficult transition process.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. The Company has not hedged its foreign currency exposure, which has not been significant to date. In future, foreign currency fluctuations could present a risk to the business.

V.     CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are set forth in Note 4 to our consolidated financial statements. Refer to Appendix 1 of this MD&A document for Management’s discussion of Critical Accounting Policies and Estimates.

VI.    COMPLIANCE RELATED REPORTING MATTERS

(a)	Financial Instruments:

It is management's opinion that the Company is not exposed to significant interest rate and credit risks arising from financial instruments and that the fair value of financial instruments approximates the carrying value.

Fair values: The Company's financial instruments consisting of cash, deposits and other receivables, accounts payable and accrued liabilities and bridge loans approximate their carrying values due to their short-term maturity.

Credit risk: Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and deposits and other receivables. The carrying amount of financial assets represents maximum credit exposure. The Company reduces its credit risk by maintaining its primary bank accounts at large financial institutions and assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors

Foreign exchange: The Company completes transactions denominated in Canadian and in United States dollars and, as such, is exposed to fluctuations in foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Interest rate risk: Cash flow interest rate risk is the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and promissory note receivable earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest may have an impact on the Company’s results of operations.

The Company is not exposed to interest price risk on its interest bearing bridge loans and related party advances as the interest rate is fixed.

Liquidity risk: Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

All financial liabilities are due within 1 year from the balance sheet at October 31, 2015.

At October 31, 2015, the Company reports a working capital deficiency of $2,049,302 and has certain financial commitments as outlined in Section VI (b) below, the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations (refer to Section VII – Subsequent Events)

(b)	Commitments and Contingencies:

Commitments:

The Company operates from leased premises. The lease term is for 5 years and stipulates base monthly rental expenses of $3,800 CDN. Lease commitments are as follows – commitments less than one year of $45,600 CDN; commitments in years 2 total $30,200 CDN.

The Company has certain outstanding commitments to third party subcontractors with respect to deferred development costs. These commitments are as follows – commitments less than one year of $2,653,000; commitments between years 2-5 total $1,103,000.

Legal Matters:

On November 17, 2014, Micromem and MAST (“Plaintiffs”) commenced a lawsuit in the United States District Court for the Southern District of New York against Dreifus Associated Limited and Henry Dreifus (“Defendants”). The Plaintiffs original complaint contained five causes of action by which they sought money damages, declaratory relief and specific performance relating to certain contracts. On February 24, 2015, Plaintiffs filed an amended complaint to add a claim for declaratory relief relating to a patent held by Plaintiffs. In March 2015, the Defendants responded to the allegations filed by the Company. The Defendants have denied the substantive allegations in the complaints filed by the Company and sought to have the action transferred to Florida where the Defendants reside. Additionally, the Defendants have counterclaimed seeking approximately $270,000 of disputed charges for services allegedly rendered and also seeking inventorship status on one of the Company’s patents (refer to Section VII – Subsequent Events).

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

The Company has disputed amounts charged by certain third party vendors during previous fiscal years, one of which is the firm noted above, against which the Company has taken action (refer to Section VII – Subsequent Events). The amount charged by the vendors exceeds the amount recorded as a provision by $181,780. No claims have been made by the vendors to date related to the disputed amounts other than noted above.

In addition to the above, the Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business. In such cases, the Company would accrue a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

(c)	Disclosure Controls/Internal Controls:

The Company was classified as an accelerated filer in 2014 and 2015 and, accordingly, is required to complete an annual external audit on its internal controls.

The audit report issued by the external auditors on the internal control over financial reporting dated March 2, 2016 concluded that the Company has maintained, in all material respects, effective internal control over financial reporting as of October 31, 2015 based on the criteria established by the regulatory authorities.

Management and the Board of Directors, primarily through the Audit Committee, have instituted review procedures on all of our periodic filings. We have established a Disclosure Committee consisting of independent directors. Committee charters have been developed and has been ratified by our Board of Directors. We engage legal counsel, as required, to provide guidance and commentary on our press releases.

Management has concluded that our disclosure controls and procedures meet required standards. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports is recorded, processed, summarized and reported accurately. In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

(d)	Off-Balance Sheet Arrangements:

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

(e)	Going Concern:

The consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are uncertainties related to conditions and events that cast doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the year ended October 31, 2015, the Company reported a net loss and comprehensive loss of $6,516,610 (2014 - $4,164,871; 2013- 5,933,928) and negative cash flow from operations of $1,640,400 (2014-$2,883,079; 2013-$2,515,315). The Company’s working capital position as at October 31, 2015 is ($2,049,302) (2014 – $1,034,921).

The Company’s future success depends on the profitable commercialization of its proprietary magnetic sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2016; however, the ability of the Company to continue as a going concern is dependent on its ability to secure additional financing and/or to profitably commercialize its technology. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

(f)	Liquidity and Capital Resources:

Liquidity:

Table 3 provides a summary of the financing that was raised during the 2012-2015 fiscal years.

We currently report negative cash flow from operations. This result will only change once we are generating sufficient revenue from either license fees, royalties or the sale of products utilizing our technology. In 2015 and subsequent to the end of the fiscal year, the Company continued to raise additional financing.

We currently have no lines of credit in place. We must obtain financing from investors or from clients in support of our development projects.

We have granted to our directors, officers and employees options to purchase shares at prices that are at or above market price on the date of grant. As presented in Table 4, there are 9.817 million options outstanding at an average exercise price of $0.31 per share.

Capital Resources:

We have no commitments for capital expenditures as of October 31, 2015.

VII.   SUBSEQUENT EVENTS

1.	With respect to the legal matter disclosed in Section V1 (b):

a)	The Defendants were successful in having the action transferred to Federal court in Orlando, Florida from Federal court in New York in December 2015.

b)

After transfer, the Defendants filed a separate answer to the complaint filed by the Plaintiffs denying the material allegations in the complaint and asserted a counterclaim that requests that Henry Dreifus be added as an inventor on a patent held by the Plaintiffs.

c)	With respect to these counterclaims asserted by the Defendants, the Company has filed responses denying the material allegations of these counterclaims.

d)

The parties have recently submitted a case management report to the Federal court in Florida that contains a schedule for discoveries, dispositive motions and trials. The parties have also agreed to participate in mediation to attempt to resolve this dispute.

The outcome of this matter cannot, as yet, be determined.

2.	The Company has received additional funding of a total of $443,901 from its development partners through March 2, 2016.

3.

The Company completed a private placement with an investor pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $55,000 and issued a total of 183,334 common shares.

4.	Bridge Loans:

a)

The bridge loans provided by investors totaling $1,002,313 CDN ($766,587USD) outstanding as of October 31, 2015 have been extended on a month to month basis by the investors through April 1, 2016 on the same terms and conditions.

This investor has since provided two additional bridge loans to the Company totaling $272,000 CDN ($201,280 US at current exchange rates) at an interest rate of 3% per month. These loans are secured by a floating charge on the assets of the Company. The maturity dates of these loans were originally set as 30 days and have been extended by the investor through March 11, 2016 ($135,000 CDN) and March 17, 2016 ($137,000 CDN).

b)

The investor who provided the $200,000 bridge loan in August 2015 has since extended that loan through May 2, 2016. The terms of the original loan remain in place. In addition, on November 2, 2015 a conversion feature on the loan was added whereby the investor has the privilege but not the obligation to convert any part up to all of the debenture including accrued interest at a price not above $0.30 per share.

c)	A group of other arms’ length investors provided the following bridge loans to the Company:

i.

On November 30, 2016, certain of these investors provided $250,000 of unsecured convertible debentures due on March 31, 2016. The interest rate on these debentures is at a rate of 1% per month calculated on a daily basis. The investors have the privilege, but not the obligation, to convert up to 50% of the outstanding principal plus accrued interest at any time before the maturity date at a conversion price of $0.33 per share.

ii.

On December 2, 2015, certain of these investors provided $250,000 of unsecured debentures due on April 2, 2016. The interest rate on these debentures is at a rate of 2% per month calculated on a daily basis.

d)

On December 31, 2015, an investor provided an unsecured $100,000 convertible debentures due on July 1, 2016. The interest rate on this debenture is at a rate of 1% per month calculated on a daily basis. This investor has the privilege, but not the obligation, to convert the outstanding principal plus any accrued interest at any time before the maturity date at a conversion price of $0.30 per share.

e)

On January 8, 2016 an investor provided $100,000 as an unsecured convertible debenture due on July 8, 2016. The interest rate on this debenture is at a rate of 1% per month calculated on a daily basis. The investor has the privilege, but not the obligation, to convert not less than the entire amount of the principal plus any accrued interest at any time before the maturity date at a conversion price of $0.30 per share.

f)

On February 12, 2016, an investor provided an unsecured $500,000 convertible debenture due on May 12, 2016. The interest rate on this debenture is at a rate of 1% per month calculated on a daily basis. This investor has the privilege, but not the obligation, to convert the outstanding principal plus any accrued interest at any time before the maturity date at a conversion price of $0.30 per share.

The bridge loans described above in 4(c), 4(d), 4(e) and 4(f) can be prepaid, in whole or in part, at any time before their respective maturity dates at the option of the Company

*************************

Micromem Technologies Inc

Management Discussion and Analysis
Annual and Quarterly financial information
October 31, 2015
($US)

Fiscal year			Loss per share
ending October	Interest and		(basic and fully
31	other income	Net Loss	diluted)
2015	-	(6,516,610)	(0.03)
2014	-	(4,164,871)	(0.02)
Quarter ending
October 31, 2015	-	(3,600,152)	(0.01)
July 31, 2015	-	(1,175,706)	(0.01)
April 30, 2015	-	(1,102,664)	(0.01)
January 31, 2015	-	(638,088)	-
October 31, 2014	-	(1,088,154)	(0.01)
July 31, 2014	-	(1,602,411)	(0.01)
April 30, 2014	-	(922,183)	-
January 31, 2014	-	(552,123)	-

Table 2

Micromem Technologies Inc
Management Discussion and Analysis
Selected Balance Sheet Information
October 31,2015
($US)

	Working	Capital
Fiscal year ending	capital	asssets at	Other	Total	Shareholders
October 31	(deficiency)	NBV	Assets	Assets	equity (deficit)
October 31, 2015	(2,049,302)	15,592	3,437,598	3,667,866	1,403,888
October 31, 2014	1,034,921	21,483	3,806,369	5,636,605	4,862,773

Quarter ending
October 31, 2015	(2,049,302)	15,592	3,437,598	3,667,866	1,403,888
July 31, 2015	(1,353,088)	16,197	5,232,312	546,755	3,895,421
April 30, 2015	(923,281)	17,935	4,792,644	5,269,245	3,887,298
January 31, 2015	1,530,982	19,690	3,239,790	5,663,008	4,790,462
October 31, 2014	1,034,921	21,483	3,806,369	5,636,605	4,862,773
July 31, 2014	262,467	23,319	2,832,160	3,978,560	3,117,946
April 30, 2014	1,305,366	25,892	2,298,210	3,910,994	3,629,468
January 31, 2014	1,397,049	21,771	1,353,498	3,091,426	2,772,316

Table 3

Micromem Technologies Inc
Management Discussion and Analysis
Summary of financing raised by Company
October 31,2015

Summary of financing raised by Company

	2012			2013
	Shares	Price / share	$	Shares	Price / share	$

Private placements
Q1	2,005,022	0.107	214,478	1,967,117	0.161	316,373
Q2	2,178,592	0.213	464,495	5,358,704	0.159	852,809
Q3	708,333	0.210	148,510	2,126,603	0.158	336,504
Q4	1,452,952	0.147	213,416	6,654,533	0.211	1,404,846

Exercise of warrants
Q1	-		-	3,393,912	0.126	428,650
Q2	1,270,000	0.141	179,270	753,334	0.176	132,220
Q3	4,513,045	0.127	573,927	1,120,000	0.115	129,064
Q4	6,292,813	0.119	746,516	686,667	0.193	132,457

Conversion of bridge loan
July 31, 2012	1,120,000	0.098	109,825
October 31, 2012	740,080	0.158	117,075

	20,280,837		2,767,512	22,060,870		3,732,923

		2014			2015
	Shares	Price / share	$	Shares	Price / share	$

Private placements
Q3	-	-	-	122,768	0.448	55,000
Q4				300,000	0.400	120,000

Exercise of warrants
Q1	6,325,224	0.235	1,486,022	2,988,876	0.189	565,777
Q2	6,023,399	0.232	1,400,080
Q3	3,653,495	0.299	1,090,889
Q4	11,408,599	0.248	2,824,628

Exercise of options
Q1				-	-	-
Q2				570,000	0.350	199,500
Q3				2,170,000	0.242	525,142
Q3				1,688,000	0.254	428,365

Conversion of bridge loan
Q1	2,517,501	0.120	302,100
Q2	-		-
Q3	-		-
Q4	-		-

Shares issued against A	17,081	0.489	8,353
	29,945,299		7,112,072	7,839,644		1,893,784

Table 4

Micromem Technologies Inc
Management Discussion and Analysis
October 31, 2015

Outstanding options at 10/31/2015	Strike price	Expiry date

Outstanding options	Strike price	Expiry date

125,000	0.35	April 5, 2016
5,297,000	0.20	October 31, 2016
690,000	0.35	April 10, 2017
440,000	0.30	January 22, 2018
520,000	0.27	September 16, 2018
350,000	0.85	February 10, 2019
230,000	0.64	April 25, 2019
975,000	0.49	June 4, 2015
940,000	0.46	August 20, 2020
250,000	0.40	September 30, 2020
9,817,000	0.31

Total proceeds if all options exercised:		$3,071,900

Appendix 1

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
AS AT OCTOBER 31, 2015
CRITICAL ACCOUNTING POLICIES

At October 31, 2015 the critical accounting policies utilized by the Company are summarized as below:

a)	Basis of consolidation:

Subsidiaries are legal entities controlled by the Company. Control exists when the Company has the power, directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date control ceases.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated. The accounting policies have been consistently applied by the Company’s subsidiaries.

b)	Foreign currency translation:

IFRS requires that the functional currency of each entity in the consolidated entity be determined separately in accordance with specific indicators and should be measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). As a result of an assessment of the primary indicators, management assessed the functional currency of the Company and its subsidiaries to be U.S. dollar (“USD”). The consolidated financial statements of the Company are prepared and presented using the USD.

Foreign currency transactions denominated in other than U.S. dollars are translated into the functional currency on the following basis:

i)	Monetary assets and liabilities are translated at the rates of exchange prevailing at the statement of financial position date.

ii)	Non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

iii)	Income and expenses for each income statement line item presented are translated at average exchange rates during the quarter in which they are recognized.

Exchange differences resulting from the settlement of foreign currency transactions are recognized directly in the consolidated statement of loss and comprehensive loss in the period in which incurred.

c)	Financial Instruments: Recognition, Measurement, Disclosure and Presentation:

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets including assets designated at fair value through profit or loss (FVTPL) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position only when the Company has the legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company’s financial assets consist of cash and deposits and other receivables and the Company’s financial liabilities consist of accounts payable and accrued liabilities and bridge loans.

The Company classifies cash as FVTPL. Deposits and other receivables are classified as loans and receivables, and are initially measured at fair value and subsequently at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities and bridge loans are classified as other liabilities, and initially measured at fair value and subsequently at amortized cost using the effective interest rate method. The derivative warrant liability and embedded derivatives in bridge loans are classified at FVTPL and are measured at fair value with unrealized gains or losses reported in the consolidated statement of loss and comprehensive loss.

d)	Compound Financial Instruments

Compound financial instruments issued by the Company comprise convertible notes that can be converted to share capital at the option of the holder and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option.

The equity component, if the conversion feature of the convertible note is in US dollars, is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss except for borrowing costs on qualifying assets which are added to asset cost. Distributions to the equity holders are recognized in equity, net of any tax.

e)	Hybrid Financial Instruments:

Financial instruments with embedded derivative liabilities are accounted for as hybrid financial instruments. The Company has hybrid financial instruments when the embedded derivative conversion option right of the convertible notes gives the right to the holder to convert into common shares in Canadian dollars (“CDN”).

An embedded derivative is a feature within a contract, such that the cash flows associated with that feature behave in a similar fashion to a stand-alone derivative. An embedded derivative is separated from its host contract and accounted for as a derivative only when three criteria are satisfied:

•	When the economic risks and characteristics of the embedded derivatives are not closely related to those of the host contract;
•	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
•	The entire instrument is not measured at fair value with changes in fair value recognized in the income statement.

Subsequent to initial recognition, the embedded derivative component is re- measured each reporting period using the Black Scholes option-pricing model with the change in fair value recognized in statement of loss and comprehensive loss.

f)	Derivative Liability

The Company’s derivative financial instruments consist of derivative liabilities in relation to its share purchase warrants.

i)	Derivative Warrant Liability:

The Company has issued share purchase warrants in conjunction with private placements for the purchase of common shares of the Company. Until October 2013 a number of these share purchase warrants were issued with an exercise price in CDN, rather than USD (the reporting and functional currency of the Company). Such share purchase warrants are considered to be derivative instruments and the Company is required to re-measure the fair value of these at each reporting date. The fair value of these CDN share purchase warrants are remeasured at each financial position date using the Black Scholes option-pricing model using the exchange rates at the financial position date and measured over their remaining life. Adjustments to the fair value of the derivative warrant liability as at the financial position date are recorded in the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability. Share purchase warrants that have expired or have been forfeited are adjusted to the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability.

Consideration received upon the exercise of warrants is credited to share capital and the related amount is transferred from contributed surplus (USD warrants) or derivative warrant liability (CDN warrants) to share capital.

ii)	Conversion Feature of Bridge Loans

The conversion feature on the bridge loans allows the holder of the option to convert the outstanding principal and interest from time to time to common equity. The Company, using the Black Scholes option-pricing model, accounts for bridge loans as follows:

(ii.1)

At date of origination the bifurcation of the total balance of the loan as debt and equity is calculated. If the conversion feature of the bridge loan is in CDN there is no equity component, resulting in an embedded derivative. Accretion expense is recorded over the term of the loan.

(ii.2)

The total loan proceeds are allocated between the bridge loans and the related embedded derivative based on their relative fair value. The embedded derivative conversion feature is included under the bridge loans in the statement of financial position.

(ii.3)	The conversion feature is revalued at the end of the reporting period and any adjustment is reflected in the statement of loss and comprehensive loss if the conversion feature is in CDN.

g)	Joint Arrangements:

Joint arrangements are classified as either joint operations or joint ventures. The determination of whether an arrangement is a joint operation or joint venture is based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. Joint arrangements that provide a company with the rights to the individual assets and obligations arising from the arrangement are classified as joint operations and joint arrangements that provide an entity with rights to the net assets of the arrangement are classified as joint ventures. A joint arrangement that is not structured through a separate vehicle is a joint operation.

The interests in joint arrangements that are classified as joint operations are accounted for by the Company recording its pro rata share of the assets, liabilities, revenues, costs and cash flows.

The interests in joint arrangements that are classified as joint ventures are accounted for using the equity method and presented as an investment in the balance sheet.

h)	Intangible Assets

Costs for the general development of the Company’s sensor technology are expensed unless they meet the criteria for deferral. Expenditures are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Commencing in 2011, the Company determined that these costs met the criteria and, accordingly, these costs have been capitalized and are tested in each reporting period for impairment. Amortization is provided on a 7 year straight-line basis. Commencing in 2014 amortization expense is capitalized as deferred development costs as these charges are directly related to development.

i)	Property and Equipment:

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

Computers	30% declining balance
Office equipment	30% declining balance

j)	Impairment of Long-lived Assets:

Long-lived assets consist of property and equipment, patents, intangible assets, and deferred development costs.

The carrying amounts of property and equipment, patents, intangible assets and deferred development costs, are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable When the carrying amount exceeds the estimated recoverable amount, the assets are written down to their recoverable amount.

The recoverable amount of long-lived assets is the greater of fair value less costs of disposal. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in the consolidated statements of loss and comprehensive loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of loss and comprehensive loss. Following the recognition or reversal of an impairment loss, the amortization charge applicable to the asset is adjusted prospectively in order to systematically allocate the revised carrying amount, net of any residual value, over the estimated useful life.

Gains or losses on the disposal of property and equipment, patents and intangible assets represent the difference between the net proceeds and the carrying value at the date of sale.

k)	Research and Development Costs:

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for deferral. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the asset so that it will be available for use or sale, (ii) its intention to complete the asset and use or sell it, (iii) its ability to use or sell the asset, (iv) how the asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the asset, and (vi) its ability to measure reliably the expenditure attributable to the asset during its development; otherwise, these costs are expensed as incurred. Commencing in 2009, the Company determined that its continuing activities related to the application of its sensor technology to projects met the deferral criteria and, accordingly, these costs have been capitalized and are tested in each reporting period for recoverability. Development costs will be amortized on an appropriate basis at the time each of the developed assets is available for use.

Payments received from development partners on projects are recorded to deferred development costs as a recovery of cost incurred.

l)	Patents:

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years. Patents are recorded net of accumulated amortization with amortization expense capitalized as deferred development costs since the patents are directly related to development.

m)	Unit Private Placements:

The Company uses the relative fair value approach in accounting for the value assigned to the common shares and the common share purchase warrants which it had made available in the unit private placement financings that it secured, calculated in accordance with the Black Scholes option-pricing model.

n)	Stock based Compensation and Other Stock based Payments:

The Company applies the fair value based method of accounting for all stock based payments to employees and non-employees and all direct awards of stock. For non-employees, stock based payments are measured at the fair value of the services received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable. Stock based compensation is charged to operations over the vesting period and the offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related amount is transferred from contributed surplus.

The fair value of stock options and warrants is determined by the Black Scholes option-pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the option or warrant issued. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. In the event that vested stock options expire, previously recognized stock based compensation is not reversed. In the event that stock options are forfeited, previously recognized stock based compensation associated with the unvested portion of the stock options forfeited is reversed. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

o)	Income Taxes:

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the rates that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

p)	Earnings or Loss per Share:

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by adjusting the weighted average number of number of common shares outstanding for the effects of all dilutive potential common shares, which are comprised of outstanding warrants, conversion options and vested stock options. Diluted earnings (loss) per common share assume that any proceeds received for in-the-money warrants and options would be used to buy common shares at the average market price for the period.